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                              July 25, 2023

       Yu Zhang
       Chief Financial Officer
       Kanzhun Limited
       18/F, GrandyVic Building
       Taiyanggong Middle Road
       Chaoyang District, Beijing 100020
       People   s Republic of China

                                                        Re: Kanzhun Limited
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-40460

       Dear Yu Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 153

   1. We note your statement that you reviewed your register of members and public filing made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Yu Zhang
Kanzhun Limited
July 25, 2023
Page 2
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance,
         please tell us how the board members    current or prior memberships
on, or affiliations
         with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.    Please
supplementally confirm
         without qualification, if true, that your or your consolidated foreign operating entities articles do not contain wording from any charter of the Chinese Communist Party.
4.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) appear to be
         provided for Kanzhun Limited, the VIE and your subsidiaries in China. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in
         Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

                With respect to (b)(3) and (b))(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at
(202) 551-
3401 if you have any questions about comments related to your status as a Commission-
Identified Issuer during your most recently completed fiscal year.



FirstName LastNameYu Zhang                                     Sincerely,
Comapany NameKanzhun Limited
                                                               Division of
Corporation Finance
July 25, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName